Exhibit 4.8.85 - Misc 1

Purification Project of Core Zone

Decision for Name, Code and Number of Sealed Sample

Serial No.	Project Name	Project Code	Sub-Code		Sealed Sample No.
1	Color Steel Plate Structure Maintenance Project	A	Ventilation System	V	001-099
			Water System	W	001-099
			Facility	F	001-099
2	HVAC	H			001-099
3	Electrical Engineering	E			001-099
4	Automatic-Control Engineering				001-099
001-099

Note:
1.	The sealed sample numbers on the sheet are for real samples.
2.	The code for electronic category is “(e)”.
3.	“(N)” is for Sealed Sample.
4.	All pressure meters and thermometers must be sent to local agencies for measurement examination.
5.	Party B shall provide photos and formal function explanation of self-manufactured equipment A-011 and A-012, which shall get final approval from leaders of Employer.